Exhibit 6.2

EMPLOYMENT CONTRACT This updated contract made as of the 24th day of June 2019, between PopCom a corporation incorporated under the laws of Ohio and having its principal place of business at PopCom (the "Employer"); and Dawn Dickson, ("Employee"). WHEREAS the Employer desires to obtain the benefit of the services of the employee, and the employee desires to render such services on the terms and conditions set forth. IN CONSIDERATION of the promises and other good and valuable consideration, the parties agree as follows: 1. Employment The employee agrees that he will at all times faithfully, industriously, and to the best of his skill, experience and talents, perform all of the duties required of his position. In carrying out these duties and responsibilities, the employee shall comply with all employer policies, procedures, rules and regulations, both written and oral, as are announced by the employer from time to time. It is also understood and agreed to by the employee that his assignment, duties and responsibilities and reporting arrangements may be changed by the employer in its sole discretion without causing termination of this agreement. 2. Position Title As a CEO, the employee is required to perform all of her necessary job functions and duties, and all other duties that may be assigned to the employee from time to time by employer. 3. Compensation As full compensation for all services provided the employee shall be paid $5,500 per month. The employee’s salary shall scale with funding according to the operating budget. The company shall pay $1500 for corporate housing every month. The employee will be reimbursed for cell phone expenses and travel expenses. 4. Stock Options The employee’s shares of 51% of equity have been fully vested since the company's inception in 2012. 5. Vacation You will receive four weeks of paid vacation upon hire. Vacation time will be available and may be used in accordance with the terms of the vacation policy. 6. Benefits The company will reimburse the employees expenses for key man insurance. Doc ID: 47f62e7eca23a18f75287f39a32132d80eccc152

7. Termination Employee’s employment is “at will.” This is defined as permitting either party to terminate the Agreement for any reason with or without cause. The Employee may at any time terminate this agreement and his employment by giving not less than two weeks written notice to the Employer. The employee agrees to return any property of PopCom at the time of termination. The employee shall be placed under a two year contract beginning May 1, 2016. If for any reason the employer decides to terminate employment, the employee shall receive an agreed upon salary and equity is secure and fully vested. 8. Non-Competition Covenant It is agreed that following termination of the employee’s employment with PopCom or any reason the employee shall not hire or attempt to hire any current employees of PopCom. It is further acknowledged and agreed that following termination of the employee’s employment with PopCom for any reason the employee shall not solicit business from current clients or clients who have retained PopCom in the 12 month period immediately preceding the employee’s termination. 9. Choice of Law This contract shall be governed, interpreted, and construed in accordance with the laws of the State of Ohio. 06 / 24 / 2019 [Date] [Signature of Employee] Doc ID: 47f62e7eca23a18f75287f39a32132d80eccc152

HELLOSIGN

Audit Trail

TITLE	Updated Employment Contract
FILE NAME	Dawn Dickson -Emp...tract UPDATED.pdf
DOCUMENT ID	47f62e7eca23a18f75287f39a32132d80eccc152
STATUS	● Completed

Document History

SENT	**06/24/2019** 16:37:01 UTC	Sent for signature to Dawn Dickson (dawn@popcom.shop) from chelsa@popcom.shop IP: 76.243.190.38
VIEWED	**06/24/2019** 16:42:22 UTC	Viewed by Dawn Dickson (dawn@popcom.shop) IP: 24.24.167.64
SIGNED	**06/24/2019** 16:42:35 UTC	Signed by Dawn Dickson (dawn@popcom.shop) IP: 24.24.167.64
COMPLETED	**06/24/2019** 16:42:35 UTC	The document has been completed.